AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                             VODAVI TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))
                         ------------------------------
                        VODAVI TECHNOLOGY, INC. (OFFEROR)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                         ------------------------------
                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   92857V 10 2
                      (CUSIP Number of Class of Securities)
                           --------------------------
                                GREGORY K. ROEPER
                             VODAVI TECHNOLOGY, INC.
                        4717 E. HILTON AVENUE, SUITE 400
                             PHOENIX, ARIZONA 85034
                                 (480) 443-6000
      (name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                         ------------------------------
                                 WITH A COPY TO:
                              ROBERT S. KANT, ESQ.
                              SCOTT K. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                        2375 E. CAMELBACK ROAD, SUITE 700
                             PHOENIX, ARIZONA 85016
                                 (602) 445-8000
                          -----------------------------
                            CALCULATION OF FILING FEE
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     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $2,400,000                                         $480
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*    Estimated  for purposes of  calculating  the amount of the filing fee only.
     This amount assumes the purchase of 1,000,000 shares of common stock, par value $.001 per share, at the tender offer price of $2.40 per share in cash.
[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $480
--------------------------------------------------------------------------------
     Form or Registration No.: Schedule TO (File No. 5-49332)
--------------------------------------------------------------------------------
     Filing Party: Issuer
--------------------------------------------------------------------------------
     Date Filed: May 9, 2003
--------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|
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
     This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 9, 2003 and amended on May 28, 2003 and June 11, 2003, relating to the tender offer by Vodavi Technology, Inc., a Delaware corporation, to purchase 1,000,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn, at a price of $2.40 per share, net to the seller in cash, without interest. Vodavi's offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constituted the offer.

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The tender offer expired at 5:00 p.m., MDT (Denver time), on June 9, 2003. Vodavi accepted for payment a total of 829,199 shares of Vodavi common stock at a purchase price of $2.40 per share.

ITEM 11. ADDITIONAL INFORMATION

     On June 13, 2003, Vodavi Technology, Inc. issued a press release announcing the results of its self tender offer, which expired on June 9, 2003. The press release is included herein as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 is hereby amended and supplemented by adding the following:

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(5)(D)         Press Release, dated June 13, 2003

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                     VODAVI TECHNOLOGY, INC.


                                     By: /s/ Gregory K. Roeper
                                         ---------------------------------------
                                     Name: Gregory K. Roeper
                                     Title: Chief Executive Officer
                                     Date: June 16, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(5)(D)         Press release, dated June 13, 2003